SNAPWIRE MEDIA, INC.

Unaudited Financial Statements for The Year Ended December 31, 2018

April 19, 2019

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NOTE 1 – NATURE OF OPERATIONS

Snapwire Media, Inc. was incorporated on August 3, 2012 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Barbara, CA. The Company is an online marketplace that connects photographers with people that need commercial or personal photography services through website and mobile platforms. Photo buyers launch a request for photos, and photographers respond by submitting their best shots. Each photo uploaded to the platform is made available for purchase and download. The financial statements of Snapwire Media, Inc. (which may be referred to as "Snapwire" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern and Management's Plans

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced losses since its inception. Since inception, the Company has financed its activities principally through debt and equity financing. Management expects to incur additional losses and cash outflows in the foreseeable future in connection with development of its operating activities.

The Company's financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company is subject to a number of risks similar to those of other similar stage companies, including dependence on key individuals, successful development, marketing and branding of products; uncertainty of product development and generation of revenues; dependence on outside sources of financing; risks associated with research, development; dependence on third-party content providers, suppliers and collaborators; protection of intellectual property; and competition with larger, better-capitalized companies. Ultimately, the attainment of profitable operations is dependent on future events, including obtaining adequate financing to fulfil its development activities and generating a level of revenues adequate to support the Company's cost structure. To support the Company's financial performance, management has undertaken several initiatives, including the raising of additional financing (see Note 9).

There can be no assurance however that such financing will be available in sufficient amounts, when and if needed, on acceptable terms or at all. If results of operations for 2019 do not meet management's expectations, or additional capital is not available, management believes it has the ability to reduce certain expenditures. The precise amount and timing of the funding needs cannot be determined accurately at this time, and will depend on a number of factors, including the market demand for the Company's products and services, the quality of product development efforts, management of working capital, and continuation of normal payment terms and conditions for purchase of services. The Company is uncertain whether its cash balances and cash flow from operations will be sufficient to fund its operations for the next twelve months. If the Company is unable to substantially increase revenues, reduce expenditures, or otherwise generate cash flows for operations, then the Company will need to raise additional funding to continue as a going concern through its major shareholder(s), or through other avenues.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include but are not limited to: stock-based compensation, returns and allowances, and the valuation allowance on income taxes. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active
-         markets.

Level 2 Include other inputs that are directly or indirectly observable in the marketplace.
-

Level 3 Unobservable inputs which are supported by little or no market activity.
-

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, and convertible notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
The Company's accounts receivable consist of customer obligations due under normal trade terms, carried at their face value less an allowance for doubtful accounts, if required. The Company determines its allowance for doubtful accounts based on an evaluation of the aging of its accounts receivable and on a customer-by-customer basis as appropriate. The Company's reserve analysis contemplates the Company's historical loss rate on receivables, specific customer situations. As of December 31, 2018, there were no allowances for doubtful accounts.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2018 was $650.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. During the year ended December 31, 2015 and 2014, no software development costs were capitalized.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, no amounts have been capitalized.

Impairment of Long-Lived assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2017. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company recognizes revenues from 1) transaction fees from the sale of digital photography, subscription sales, and Creative Briefs when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

In accordance with the ASC 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate our service offerings in order to determine whether or not we are acting as the principal or as an agent when selling images or providing a service, which we consider in determining if revenue should be reported gross or net. We have three primary revenue sources: 1) Photo Creative Briefs (projects called Requests or Challenges) 2) stock photography library sales and 3) subscription sales that allow a subscriber access to a certain amount of photographs each period of the subscription. Key indicators that we evaluate in order to reach this determination include:

- the terms and conditions of our arrangements under the respective revenue sources

- whether we are paid a fixed percentage of the arrangement's consideration or a fixed fee for each transaction

- the party which sets the pricing with the end-user, has the credit risk and provides customer support; and

- the party responsible for delivery/fulfillment of the product or service to the end consumer

Based on the evaluation of the above indicators, we have determined that we are generally acting as a principal for the sale of stock photography and subscription services and are the primary obligor to end-users. Therefore, we recognize revenue related to stock photography and subscription sales on a gross basis, For Creative Briefs we determined that we act as the agent in the transaction, as we are not the primarily obligor of the arrangement and receive a fixed percentage of the transaction. Therefore Creative Brief revenue is recognized on a net basis.

Revenue from digital photography sales and creative briefs are generally recognized at the time of sale as the earnings process is complete as the digital download occurs upon purchase and collectability is reasonably assured since the majority of the Company's customers purchase products by making electronic payments at the time of a transaction with a credit card. Revenue from subscription plans with monthly limits is recognized on a per usage basis or when the right to download expires.

Cost of Revenue

The Company's cost of revenue includes contributor royalties, credit card processing fees, hosting costs and other direct costs related to providing content and service to customers.

In accordance with the ASC 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate our service offerings in order to determine whether or not we are acting as the principal or as an agent when selling images or providing a service, which we consider in determining if revenue should be reported gross or net. We have three primary revenue sources: 1) Photo Creative Briefs (projects called Requests or Challenges) 2) stock photography library sales and 3) subscription sales that allow a subscriber access to a certain amount of photographs each period of the subscription. Key indicators that we evaluate in order to reach this determination include:

- the terms and conditions of our arrangements under the respective revenue sources

- whether we are paid a fixed percentage of the arrangement's consideration or a fixed fee for each transaction

- the party which sets the pricing with the end-user, has the credit risk and provides customer support; and

- the party responsible for delivery/fulfillment of the product or service to the end consumer

Based on the evaluation of the above indicators, we have determined that we are generally acting as a principal for the sale of stock photography and subscription services and are the primary obligor to end-users. Therefore, we recognize revenue related to stock photography and subscription sales on a gross basis, For Creative Briefs we determined that we act as the agent in the transaction, as we are not the primarily obligor of the arrangement and receive a fixed percentage of the transaction. Therefore Creative Brief revenue is recognized on a net basis.

Revenue from digital photography sales and creative briefs are generally recognized at the time of sale as the earnings process is complete as the digital download occurs upon purchase and collectability is reasonably assured since the majority of the Company's customers purchase products by making electronic payments at the time of a transaction with a credit card. Revenue from subscription plans with monthly limits is recognized on a per usage basis or when the right to download expires.

Cost of Revenue

The Company's cost of revenue includes contributor royalties, credit card processing fees, hosting costs and other direct costs related to providing content and service to customers.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits

Recent Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, *Clarifying the Definition of a Business* ("ASU 2017-01"). The standard clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Under ASU 2017-01, to be considered a business, the assets in the transaction need to include an input and a substantive process that together significantly contribute to the ability to create outputs. Prior to the adoption of the new guidance, an acquisition or disposition would be considered a business if there were inputs, as well as processes that when applied to those inputs had the ability to create outputs. Early adoption is permitted for certain transactions.

Adoption of ASU 2017-01 may have a material impact on the Company's consolidated financial statements if it enters into future business combinations.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, *Simplifying the Test for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force).* This ASU requires changes in the presentation of certain items in the statement of cash flows including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This guidance will be effective for annual periods and interim periods within those annual periods beginning after December 15, 2017, will require adoption on a retrospective basis and will be effective for the Company on January 1, 2018. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* The amendments within this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Entities may early adopt the amendments within this ASU but not prior to the fiscal years beginning after December 15, 2018, including the interim periods within those fiscal years. An entity will apply the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). However, a prospective transition approach is required for debt securities for which another-than-temporary impairment had been recognized before the effective date. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In March 2016, the FASB issued ASU 2016-09, *Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.* This ASU is designed to address simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption of this ASU is permitted and would be applied on a retrospective basis back to the beginning of fiscal year that included any such interim period in which early adoption was elected. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In July 2015, the FASB issued ASU 2015-11, *Simplifying the Measurement of Inventory*. ASU 2015-11 simplifies the subsequent measurement of inventory by replacing today's lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out (LIFO) and the retail inventory method (RIM). Entities that use LIFO or RIM will continue to use existing impairment models (e.g., entities using LIFO would apply the lower of cost or market test). The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, issued as a new Topic, ASC Topic 606. The new revenue recognition standard supersedes all existing revenue recognition guidance. Under this ASU, an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2015-14, issued in August 2015, deferred the effective date of ASU 2014-09 to the first quarter of 2018, with early adoption permitted in the first quarter of 2017. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In March, April, May, and December 2016, the FASB issued the following updates, respectively, to provide supplemental adoption guidance and clarification to ASU 2014-09. These standards must be adopted concurrently upon the adoption of ASU 2014-09. We are currently evaluating the potential effects of adopting the provisions of these updates.

- ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

- ASU No. 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing;

- ASU No. 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients; and

- ASU No. 2016-19, Technical Corrections and Improvements

NOTE – STOCKHOLDERS' DEFICIT

Based on the year end on December 31, 2018 we had the following allocations accounted for Stockholder Deficits:

Preferred Stock
We have authorized the issuance of 12,400,000 shares of our common stock, each share having a par value of $0.0001. No shares have been issued or are outstanding to date.

Common Stock
We have authorized the issuance of 25,500,000 shares of our common stock, each share having a par value of $0.0001.

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Restricted Stock

We issued restricted stock to our founders and early advisors ("Shareholders") through restricted stock purchase agreements. The shares were earned by the Shareholders over four years. As of December 31, 2018, the shares of common stock were vested.

Shares Issued for Services

During the years ended December 31, 2015, the Company entered into various agreements with third parties for short term projects or advisory services. In connection with those agreements, the Company issued 32,958 shares of common stock, which were fully vested upon issuance to two individuals with a value of $1,651, which is included in general and administrative expense in the accompanying statements of operations. The Company valued the shares based on Management's estimates which relied on prior independent valuations and circumstances of the Company at the time the shares were issued. During the year ended December 31, 2018, the Company issued 273,353 shares of common stock for similar types of agreements

Stock Options

On February 4, 2013, our Board of Directors adopted the Snapwire Media, Inc. 2013 Stock Plan (the "Stock Plan"). The Stock Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock and stock awards. Up to 2,878,214 shares of our common stock may be issued pursuant to awards granted under the Stock Plan, with annual increases based on the terms of the plan document, subject to adjustment in the event of stock splits and other similar events. The Stock Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2018, the Company granted 1,577,440 options to various employees and contractors.

The Company valued its common shares based on Management's estimates which relied on prior independent valuations and circumstances of the Company at the time the options were issued.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

A summary of the Company's stock options activity and related information is as follows:

Number of Shares	Weighted Average Exercise Price	Weighted average Remaining

				Contractual Term
Outstanding at December 31, 2014	180,000	$	0.06	[illegible]
Granted	644,000		0.13	[illegible]
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2015	824,000		0.11	[illegible]
Granted				
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2016	824,000	$	0.11	[illegible]
Exercisable at December 31, 2015	366,583	$	0.11	[illegible]
Exercisable at December 31, 2016	582,583	$	0.11	[illegible]
Exercisable at December 31, 2017	582,583	$	0.11	[illegible]
Exercisable at December 31, 2018	582,583	$	0.11	[illegible]

Stock option expense for the year ended December 31, 2018 was $0, respectively and included within general and administrative expense in the accompanying statement of operations.

NOTE – INCOME TAXES

Based on federal tax returns filed or to be filed through December 31, 2018, we had an approximate 475,537.06 in operating losses, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2034, or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE – SAFE AND CONVERTIBLE NOTES

In February 2018 we approximately raised $780,000 from several new investors. The 2018 Convertible Notes bear interest at 2% per annum, are unsecured, are due and payable on August 28, 2019. All principal and accrued interest under the Notes shall automatically convert into a class or series of securities substantially identical to that issued in a qualified financing and on the same terms and conditions as such transaction, but at a price per share equal to the lower of (i) 75% of the price per share sold in such transaction; or (ii) the price per share implied by a $8,000,000 pre-money valuation of the Company.